

10013280

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year Ended December 31, 2009

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 000-01999

Full Title of Plan:

IHCC Retirement Savings Plan and Trust

Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Investors Heritage Capital Corporation and
Investors Heritage Life Insurance Company
200 Capital Avenue, P. O. Box 717
Frankfort, Kentucky 40602

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.

IHCC RETIREMENT SAVINGS PLAN AND TRUST

Date: June 25, 2010



BY:
Harry Lee Waterfield II
Chairman of the Board, President
Investors Heritage Capital Corporation

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Harry Lee Waterfield II and Raymond L. Carr, being the President and Vice President, Chief Financial Officer, respectively, of Investors Heritage Capital Corporation, hereby certify as of this 25th day of June, 2010, that the Form 11-K for the year ended December 31, 2009 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the IHCC Retirement Savings Plan and Trust.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Investors Heritage Capital Corporation and will be retained by Investors Heritage Capital Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

INVESTORS HERITAGE CAPITAL CORPORATION



DATE: June 25, 2010

BY: Harry Lee Waterfield II
President



DATE: June 25, 2010

BY: Raymond L. Carr
Vice President - Chief Financial Officer

FINANCIAL STATEMENTS

IHCC Retirement Savings Plan and Trust
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

IHCC Retirement Savings Plan and Trust

Audited Financial Statements

Years Ended December 31, 2009 and 2008

Contents



Mountjoy
Chilton
Medley

Report of Independent Registered Public Accounting Firm

The Board of Directors
Investors Heritage Capital Corporation.

We have audited the accompanying statements of net assets available for benefits of the IHCC Retirement Savings Plan and Trust (the Plan), as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
June 24, 2010

2500 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202

502.587.1719 Phone
502.584.0558 Fax
www.mcmcpa.com

Louisville
Lexington
Covington
Frankfort
Bowling Green

IHCC Retirement Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31	
	2009	**2008**
Assets		
Investments, at fair value:		
Investors Heritage Capital Corporation common stock	**$ 5,666,271**	$ 8,042,542
Mutual funds:		
Vanguard 500 Index Fund	**175,440**	88,009
Fidelity Puritan Fund	**64,000**	39,860
Goldman Sachs Money Market	**13,435**	49,534
Fidelity Advisors New Insight Fund	**35,426**	10,620
	288,301	188,023
Cash	**8**	15,261
Net assets available for benefits	**$ 5,954,580**	$ 8,245,826

See accompanying notes.

IHCC Retirement Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2009	**2008**
Additions:		
Dividend and interest income	**$ 5,120**	$ 117,222
Contributions:		
Participating employers	**283,232**	264,768
Participants	**305,232**	285,268
	588,464	550,036
	593,584	667,258
Deductions:		
Net depreciation in fair value of investments	**(2,773,415)**	(433,321)
Distributions to participants	**(107,415)**	(301,865)
Administrative expenses	**(4,000)**	(4,500)
	(2,884,830)	(739,686)
Net decrease	**(2,291,246)**	(72,428)
Net assets available for benefits at beginning of year	**8,245,826**	8,318,254
Net assets available for benefits at end of year	**$ 5,954,580**	$ 8,245,826

See accompanying notes.

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the IHCC Retirement Savings Plan and Trust (the Plan), formerly known as the Kentucky Investors, Inc. and Affiliated Companies Retirement Savings Plan and Trust, are prepared on the accrual basis of accounting.

FASB Codification

In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, entitled *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (GAAP). In substance, SFAS No. 168 makes the FASB Accounting Standards Codification (ASC) the sole source of authoritative accounting technical literature for nongovernmental entities. All accounting guidance that is not included in the ASC now is considered to be non-authoritative. The ASC is effective for interim and annual reporting periods ending after September 15, 2009. The Plan adopted the ASC upon issuance, with no material impact to the financial statements.

Fair Value Measurements and Disclosures

In April 2009, the FASB issued guidance that reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. It also emphasizes the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance also expands disclosures and requires that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. This guidance is effective for periods ending after June 15, 2009. The adoption did not have a material impact on the Plan's financial statements.

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, and pooled separate accounts). This guidance also requires additional disclosures of the attributes of these investments. The guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan's financial statements.

1. Summary of Significant Accounting Policies (continued)

In January 2010, the FASB issued guidance which expands the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Sponsor does not expect the application of this guidance to have a material impact on the Plan's financial statements.

Valuation of Investments and Income Recognition

Investments are stated at fair value based upon quoted market prices on the last business day of the Plan year. Quoted market prices are based on the last reported sales price on the last business day of the year, and securities traded in the over-the-counter market for which no sale was reported on that date are valued at bid quotations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. The change in fair value of investments from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefits

Benefits are recorded when paid.

1. Summary of Significant Accounting Policies (continued)

Subsequent Events

Management has evaluated all events subsequent to December 31, 2009 through the date on which these financial statements were available to be issued and no additional disclosures were required.

2. Description of the Plan

The Plan is a defined contribution plan, sponsored by Investors Heritage Capital Corporation (Investors Heritage Capital or the Sponsor), formerly known as Kentucky Investors, Inc. prior to the name change effective June 1, 2009, that was established as an incentive to eligible employees of Investors Heritage Capital Corporation, Investors Heritage Life Insurance Company (Investors Heritage Life), and Investors Heritage Printing, Inc. (collectively, the Participating Companies).

The Plan includes an employee stock ownership plan (ESOP) fund. All participant and employer matching contributions credited to a participant's account that are invested in qualifying employer securities are invested in the ESOP fund. Dividends paid on qualified employer securities held in the ESOP are either reinvested in the ESOP or paid directly to the participant, at their election. Participants have the option of investing contributions in either the ESOP fund which contains Investors Heritage Capital Corporation common stock or select mutual funds. A participant can change the election of future contributions quarterly.

All employees completing 1,000 or more hours of service within the year are eligible to participate. Employees who meet the eligibility requirements and elect to participate are entitled to make voluntary contributions, subject to federal regulations. The Participating Companies will then contribute an amount equal to the employee contributions, up to 10% of the employee's eligible compensation, if the selected investment option is Investors Heritage Capital Corporation common stock. If the selected investment option consists of mutual funds, the Participating Companies will contribute an amount equal to 10% of the employee contributions, up to 10% of the employee's eligible compensation. At their discretion, the Participating Companies may contribute an amount greater than the employee contributions, subject to certain limitations.

2. Description of the Plan (continued)

The Plan is administered by a committee appointed by the Board of Directors of Investors Heritage Capital and the Plan trustee is Farmers Bank and Capital Trust Company of Frankfort, Kentucky. Purchases of investments by the trustee for the Plan may be made in open market transactions with unrelated parties or may be purchased directly from Investors Heritage Capital or Investors Heritage Life.

Each participant's account is credited with the participant's contributions and an allocation of (a) Employer contributions and (b) Plan earnings. In addition, each participant's account may be charged with an allocation of administrative expenses. Allocations are based on participant elective contributions or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts shall first be applied to the restoration of forfeitures and then shall be used to reduce future employer contributions at the discretion of the Participating Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants are fully vested as to employee contributions. Participants are partially vested as to their share of employer contributions after two years of service and fully vested after six years. Participants who reach the normal retirement age while employed by the Participating Companies also will be fully vested. On termination of service for death, disability, or retirement, a participant may elect to receive either a lump-sum amount or monthly, quarterly, or annual installments equal to the vested value of his or her account in the form of the investments allocated to their account. Prior to selling or otherwise disposing of any Investors Heritage Capital common stock held within the Plan, a former participant must first offer to sell it to the Sponsor at fair market value as determined by an independent appraiser.

When an employee withdraws from the Plan, the non-vested portion of the participating employer's contributions is forfeited. If a terminated employee returns to employment within five years, the Plan would be required to reinstate the participant's account upon repayment of amounts previously distributed to the employee.

Although it has expressed no intention to do so, the Board of Directors of Investors Heritage Capital is authorized to amend or terminate the Plan at any time. Further, the Board of Directors of any of the Participating Companies may, at any time, terminate their participation in the Plan with respect to the employees of that Participating Company. Should the Plan be terminated, each participant's account would become 100% vested.

More detailed information concerning the Plan may be found by consulting the *Summary Plan Description*.

3. Investment Options

The Plan provides for separate investment programs with separate funds. As of December 31, 2009 and 2008, assets of the Plan were held in Investors Heritage Capital common stock, the Vanguard 500 Index Fund, the Fidelity Puritan Fund, the Goldman Sachs Money Market Fund and the Fidelity Advisors New Insight Fund.

The Plan's investments (including investments bought, sold, and held during the year) changed in value as follows:

	Year Ended December 31	
	2009	**2008**
Net realized and unrealized appreciation (depreciation) in aggregate fair value of investments:		
Common stock	**$ (2,824,853)**	$ (368,059)
Mutual fund	**51,438**	(65,262)
	$ (2,773,415)	$ (433,321)

The Plan's investments in common stock of Investors Heritage Capital represented more than 5% of the Plan's net assets at December 31, 2009 and 2008.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter and a new determination letter has been requested. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code. Accordingly, a provision for federal income taxes has not been made.

5. Transactions with Related Parties

At December 31, 2009 and 2008, the Plan held 323,787 and 303,492 shares, respectively, of common stock of Investors Heritage Capital, with a cost basis of $5,967,441 and $5,515,020, respectively. During 2008, the Plan recorded dividend income on the common stock of $112,289. There was no dividend income on the common stock during the 2009 Plan year.

Certain administrative expenses for the Plan have been paid by the Participating Companies. The Plan was charged $4,000 and $4,500 for administrative services in connection with the independent valuation of Investors Heritage Capital common stock during 2009 and 2008, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

7. Contributions

Contributions made by the Participating Companies and their participating employees during the years ended December 31, 2009 and 2008 were as follows:

	Investors Heritage	Investors Heritage Printing, Inc.	Total
Year ended December 31, 2009			
Contributions:			
Participating employers	**$ 270,651**	**$ 12,581**	**$ 283,232**
Participants	**292,651**	**12,581**	**305,232**
Year ended December 31, 2008			
Contributions:			
Participating employers	$ 250,337	$ 14,431	$ 264,768
Participants	270,837	14,431	285,268

8. Concentration of Credit Risk

Included in investments at December 31, 2009 and 2008 are shares of the Sponsor's common stock amounting to $5,666,271 and $8,042,542, respectively. This investment represents 95% and 98% of total investments at December 31, 2009 and 2008, respectively. A significant decline in the market value of the Sponsor's stock would significantly affect the net assets available for benefits.

9. Fair Values of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We also consider the impact on fair value of a significant decrease in volume and level of activity for an asset or liability when compared with normal activity.

The Plan holds mutual funds and Investors Heritage Capital common stock that are measured and reported at fair market value on the Statements of Net Assets Available for Benefits. The Plan determines the fair market values of its financial instruments based on the fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value, as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities. The Plan's Level 1 assets and liabilities include mutual funds that are traded in an active exchange market.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan's Level 2 assets include Investors Heritage Capital common stock.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These investments require significant management judgment or estimation in measuring fair value. The Plan does not hold any Level 3 investments.

9. Fair Values of Financial Instruments (continued)

The Plan has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into the three-level fair value hierarchy. If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. A review of fair value hierarchy classifications is conducted annually. Changes in the valuation inputs, or their ability to be observed, may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the period in which the reclassifications occur.

The following table presents the Plan's fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2009 and 2008.

	December 31, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock	$ -	$ 5,666,271	$ -	$ 5,666,271
Mutual funds	288,301	-	-	288,301
	$ 288,301	$ 5,666,271	$ -	$ 5,954,572

	December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock	$ -	$ 8,042,542	$ -	$ 8,042,542
Mutual funds	188,023	-	-	188,023
	$ 188,023	$ 8,042,542	$ -	$ 8,230,565

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-115680) pertaining to the IHCC Retirement Savings Plan and Trust of our report dated June 24, 2010, with respect to the financial statements of the IHCC Retirement Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
June 24, 2010